June 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Mara Ransom, Assistant Director

          Scott Anderegg, Staff Attorney

          Jennifer Lopez-Molina, Staff Attorney

          Bill Thompson, Accounting Branch Chief

          Ta Tanisha Meadows, Staff Accountant

Re:  Revolve Group, Inc.

        Registration Statement on Form S-1 (File No. 333-227614) (the “Registration Statement”)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Revolve Group, Inc. that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 6, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 3,900 copies of the preliminary prospectus dated May 28, 2019 (the “Preliminary Prospectus”) between May 28, 2019 and the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

morgan stanley & co. llc

CREDIT SUISSE securities (USA) llc

As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By: /s/ Thilakshani Dias

Name: Thilakshani Dias

Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Justin Sterling

Name: Justin Sterling

Title: Director

[Signature Page to Request for Acceleration of Effectiveness]